

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 12, 2013

<u>Via E-mail</u>
Ms. Diane M. Morefield
Chief Financial Officer
Strategic Hotels & Resorts, Inc.
200 West Madison St. Suite 1700
Chicago, IL 60606

RE: **Strategic Hotels & Resorts, Inc.**
          Form 10-K for the Fiscal Year Ended December 31, 2012
          Filed February 28, 2013
          File No. 1-32223

Dear Ms. Morefield:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Four Seasons Jackson Hole Hotel, page 29</u>

1. Please clarify to us the factors that lead to your hiring of a hotel brokerage firm. Also tell us what other disposition alternatives are being considered.

<u>Note 10. Indebtedness</u>

<u>Other Debt, page 86</u>

2. It appears that one of the notes was repaid in 2008 and the other was forgiven in 2009 when you granted an interest in the property to the note holder. Please clarify the

percentage interest that was granted and the percentage interest that you still have. Also tell us how you are accounting for the 60 acre oceanfront land parcel.

3. It appears that the other party to the 2009 agreement is responsible for obtaining permits and licenses to develop the property. However, you also have obligations that are accounted for as other accrued liabilities. Please clarify to us what your obligations are and how you determined the value of such obligations. Also, clarify how the impairment of the property in the fourth quarter of 2012 results in a reduction of your obligations.

4. Please clarify if the property discussed under this heading is the joint venture, RCPM. In your response, describe your various investments in the Punta Mita, Mexico area and tell us how you are accounting for each investment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief